February ___, 2003

The Board of Managers
Ivy Multi-Strategy Hedge Fund LLC
One Wall Street

New York, NY  10286

To the Board of Managers:

          [Name of Bank of New York entity making seed investment] ("[ ]") herewith purchases $100,000 principal amount of limited liability company interests ("Interests") of Ivy Multi-Strategy Hedge Fund LLC for a purchase price of $100,000.

          In connection with such purchase, [Name of Bank of New York Entity] represents that such purchase is made for investment purposes by [Name of Bank of New York entity making investment] without any present intention of redeeming or selling such Interests.

                                                     Very truly yours,

                                                     [Name of entity]

                                                     By:_______________________
                                                        Name:
                                                        Title: